Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Lattice Semiconductor Corporation for the registration of common stock, preferred stock, debt securities, depositary shares, warrants, subscription rights, purchase contracts, and units and to the incorporation by reference therein of our reports dated February 13, 2026, with respect to the consolidated financial statements of Lattice Semiconductor Corporation, and the effectiveness of internal control over financial reporting of Lattice Semiconductor Corporation, included in its Annual Report (Form 10-K) for the year ended January 3, 2026, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

October 13, 2026